Blackstone Private Credit Fund

345 Park Avenue

New York, New York 10154

VIA edgar

August 21, 2026

Securities and Exchange Commission Division of Investment Management Disclosure Review and Accounting Office 100 F Street, N.E. Washington, D.C. 20549 Attn: Michael Republicano and Melissa McDonough

Re:	Blackstone Private Credit Fund (File No. 814-01358)
Annual Report on Form 10-K for the year ended December 31, 2025

Dear Mr. Republicano and Ms. McDonough:

On behalf of Blackstone Private Credit Fund (the “Company”), we herewith transmit the Company’s responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on July 22, 2026, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the Commission on March 13, 2026 (the “Annual Report”). The Staff’s comments are described below and have been summarized to the best of our understanding. The Company’s responses to the Staff’s comments are set out immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set out in the Annual Report.

1.	The disclosure on page 82 states, “We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.” However, the disclosure in the financial statements on page 318 (Note 2 – Income Taxes) states, “For the years ended December 31, 2025, 2024 and 2023, the Company incurred $18.1 million, $33.7 million and $32.8 million, respectively, of U.S. federal excise tax.”

Given the incurrence of excise tax in each of the last three years, please address the following:

a.	Whether the use of “may” in the risk factor is appropriate and whether the risk factor appropriately discloses the risk given the continued incurrence of excise taxes.

Response: The Company respectfully acknowledges the Staff’s comment and believes the use of “may” in the cited risk factor is appropriate. The cited risk factor addresses the possibility that, for U.S. federal income tax purposes, the Company may be required to recognize taxable income before or without receiving corresponding cash, including income attributable to the original issue discount, payment-in-kind (“PIK”) interest, deferred loan origination fees, non-cash compensation, market discount or other non-cash amounts, and that such circumstances could create difficulty satisfying the annual distribution requirement necessary to maintain registered investment company (“RIC”) tax treatment if the Company were unable to obtain cash from other sources.

Mr. Michael Republicano and Ms. Melissa McDonough	August 21, 2026

The Company respectfully advises the Staff that the incurrence of federal excise tax during the periods cited by the Staff was not the result of an inability to make required distributions due to a lack of cash attributable to PIK income or other non-cash income. Rather, consistent with the Company’s existing disclosure that distributions are made at the discretion of the Board and depend on, among other things, the Company’s earnings, cash flow, capital needs, financial condition, maintenance of RIC status, the Company may determine to retain taxable income in excess of current-year distributions and pay the federal excise tax where it believes doing so is in the best interests of the Company and its shareholders.

In future reports, the Company will add the following disclosure to the risk factor: “The Company may determine to retain taxable income in excess of current-year distributions and pay federal excise tax where it believes doing so is in the best interests of the Company.”

b.	Whether additional disclosure is warranted regarding the reason for the continued incurrence of excise taxes in order to adequately describe the risk.

Response: Please see the response to comment 1.a. above.

2.	The disclosure on page 149 (Item 7 of Management Discussion and Analysis (“MD&A”)) under “Other Expenses” states, “Total other expenses increased to $178.1 million for the year ended December 31, 2025, an increase of $40.4 million or 29% compared to the year ended December 31, 2024…. The increase compared to the prior year was primarily driven by the costs attributable to increased subscriptions to our Class S and Class D shares.” However, disclosure on page 374 (Note 9 to the Financial Statements) shows that the subscriptions for Class S and Class D shares appear to be lower in 2025 than 2024.

a.	Please provide further explanation in correspondence for the increase in total expenses.

Response: The Company respectfully notes that the cited statement refers to the aggregate net asset value (“NAV”) of, and outstanding shares attributable to, the Company’s Class S and Class D shares, rather than to the gross subscriptions, alone.

The shareholder servicing and/or distribution fees are 0.85% and 0.25% per annum for Class S and Class D shares, respectively, calculated using the NAV of the applicable class as of the beginning of the first calendar day of the month. Although the Company’s Class S and Class D gross subscriptions were lower in 2025 than in 2024, the Company’s shareholder servicing and/or distribution fees were calculated based on the aggregate NAV of all outstanding shares of the applicable class, and the Company’s Class S and Class D net assets and outstanding shares increased year-over-year.

Mr. Michael Republicano and Ms. Melissa McDonough	August 21, 2026

As a result, shareholder servicing and/or distribution fees attributable to Class S shares increased from $96.1 million for the year ended December 31, 2024, to $120.4 million for the year ended December 31, 2025, and such fees attributable to Class D shares increased from $1.2 million to $1.6 million over the same period.

The Company will clarify the disclosure in future filings.

b.	Going forward, consider whether the disclosures in MD&A sufficiently describe changes in the financial condition and results of operations.

Response: The Company acknowledges and understands the Staff’s comment.

3.	The Staff notes the following comments regarding the affiliates table on page 241. Please ensure the requirements of Regulation S-X 12-14 are met in future reports.

a.	The amounts presented do not agree to the correlative amounts as presented on the balance sheet or the related statement of operations. The amounts on the financial statements agree in aggregate to the affiliates table but the financial statements present the amounts disaggregated between controlled and non-controlled affiliates.

Response: The Company supplementally advises the Staff that the Consolidated Schedule of Investments (“SOI”) presents the Company’s investments by category, including non-controlled/affiliated investments and controlled/affiliated investments (please reference the information on page 209 as an example of these categorizations). The SOI further provides a summary of the total investments (including a breakdown of non-controlled/affiliated investments and controlled/affiliated investments) described within the SOI on page 229. The Company will add a subtotal for non-controlled/affiliated investments and controlled/affiliated investments within the affiliates table in future reports to further facilitate comparison to the financial statements.

b.	The gross additions and gross reductions columns related to BCRED Emerald JV LP present zero in both. However, disclosure on page 398 (Note 11) states the following: “For the year ended December 31, 2025, the Company purchased investments from Emerald JV with a par value of $18.0 million, for a total cash purchase price based on then-current fair value (at the time of purchase) of $18.0 million.” Please clarify in correspondence whether this transaction should have been presented in the affiliates table.

Response: The Company respectfully notes that the purchase of investments from Emerald JV described in Note 11 was a purchase of portfolio investments for cash at then-current fair value and was not an addition to, or reduction of, the Company’s equity investment in Emerald JV; accordingly, the Company does not believe the transaction was required to be presented as a gross addition or gross reduction in the affiliates table.

Mr. Michael Republicano and Ms. Melissa McDonough	August 21, 2026

c.	It appears that the table has not been categorized as required by footnote 2 of Regulation S-X 12-12.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the categorization of each non-controlled/affiliated and controlled/affiliated investment is presented in the body of the SOI and confirms that it will endeavor to ensure its affiliates tables are categorized appropriately going forward.

4.	The disclosure on page 317 (Note 2 – Revenue Recognition – Non-Accrual Income) states, “Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment regarding collectability…. Management may make exceptions to this treatment and determine to not place a loan on non-accrual status if the loan has sufficient collateral value and is in the process of collection.”

a.	Please supplementally describe how this policy conforms to U.S. GAAP. Specifically, address how the Company may accrue interest when an investment is non-performing and not currently paying interest.

Response: The Company supplementally advises the Staff that the cited disclosure is not intended to state that the Company accrues interest on an investment that is both non-performing and not currently paying interest where management does not expect principal and interest to be collected. Loans are placed on non-accrual status when there is reasonable doubt whether principal or interest will be collected in full, and accrued interest, original issue discount and market discount are generally reversed or no longer accreted when a loan is placed on non-accrual status. The disclosure conforms to U.S. GAAP and the Company will clarify the disclosure in future reports.

b.	Please clarify what is meant by the phrase “in the process of collection” and confirm what percentage of the portfolio was subject to this exception.

Response: The phrase “in the process of collection” is intended to refer to circumstances in which, based on the facts, including collateral value and the Company’s ongoing efforts to collect or otherwise realize on the investment, management expects that principal and accrued interest will be collected in full. In such circumstances, the Company does not account for the asset as non-accrual. The Company supplementally clarifies with the Staff that it does not view such a determination as an “exception” to its treatment of interest payments. Rather, it is a determination made by management to not place a loan on non-accrual status depending on certain facts and circumstances related to the ability to collect loans in full. The Company will clarify this disclosure in future reports.

Mr. Michael Republicano and Ms. Melissa McDonough	August 21, 2026

c.	In future reports, disclose what percentage of the portfolio was subject to this exception.

Response: Please see the response to comment 4.b. above. The Company has not treated loans as being subject to this exception to this policy in the past and will clarify the disclosure in future reports.

5.	With respect to the Unobservable Input table on page 331, there appears to be inconsistency across different asset classes when the valuation technique is listed as “Asset Recoverability.” Specifically, on pages 331 and 332, the Staff notes the following:

a.	Several instances where the unobservable input is listed as N/A.

Response: The Company will clarify the disclosure in future filings.

b.	One instance where the range disclosed is 100%.

Response: The Company respectfully advises the Staff that such disclosure related to a single asset in the table for the year ended December 31, 2024. Because the input was not a range, the Company intentionally removed the range for that item in the December 31, 2025, table to avoid potential confusion and make the disclosure more understandable to users of the financial statements, and not because the prior disclosure was incorrect. The Company will clarify the disclosure in future filings.

c.	A footnote that indicates the following: the significant unobservable inputs used under the “Asset Recoverability” approach are the “Market Multiple” and “Discount Rate.”

Response: The Company respectfully advises the Staff that the asset recoverability approach may use market multiple, discount rate or another applicable input depending on the facts and circumstances of the particular asset and the valuation period. Where a particular valuation technique utilizes a different significant unobservable input, the Company presents those separately in the table.

Going forward, please include a description of the valuation technique and inputs used in the fair value measurement of investments in compliance with Regulation S-X 6-03(d) and/or FASB ASC 820-10-50-2(bbb)(1), as applicable.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it will include enhanced disclosures in future reports describing the valuation techniques and inputs used in the fair value measurement of investments.

Mr. Michael Republicano and Ms. Melissa McDonough	August 21, 2026

6.	Disclosure on page 399, with respect to Emerald JV, and page 440, with respect to Verdelite JV, states, “The Company has determined that the [JV] is an investment company under ASC 946, and in accordance with ASC 946, the Company will generally not consolidate its investment in a company other than a wholly-owned investment company subsidiary.” The Staff notes that ASC 946 does not preclude an investment company from consolidating a less than wholly-owned 946 entity. Please consider whether this footnote accurately describes the reason for non-consolidation of the respective JVs given the references to ASC 946 and the concept of wholly owned, or whether the disclosure needs to be updated to reflect the basis for the non-consolidation conclusion.

Response: The Company respectfully acknowledges the Staff’s comment that ASC 946 does not, by itself, preclude an investment company from consolidating a less than wholly-owned investment company. The Company supplementally advises the Staff that the referenced disclosure is intended to be read together with the preceding paragraphs, which note that neither joint venture is wholly-owned and the immediately following disclosure, which notes the additional considerations regarding the non-consolidation conclusion for each joint venture.

With respect to Emerald JV, the Annual Report explains that “The Company and the Emerald JV Partner, through their joint control of the Emerald JV’s general partner, have equal control of the Emerald JV’s investment decisions, the decision to call additional capital up to the amounts committed by the Company and the Emerald JV Partner, the decision to return capital or to make distributions, and generally all other decisions in respect of the Emerald JV must be approved by the Emerald JV’s investment committee or board of directors, each of which consists of an equal number of representatives of the Company and the Emerald JV Partner,” and “is not deemed to be the primary beneficiary of Emerald JV as there is equal power between the Company and the Emerald JV Partner;” and accordingly, the Company does not consolidate Emerald JV.

With respect to Verdelite JV, the Annual Report similarly explains that “the Company and the Verdelite JV Partner, through their joint control of the Verdelite JV’s general partner, have equal control of the Verdelite JV’s investment decisions, the decision to call additional capital up to the amounts committed by the Company and the Verdelite JV Partner, the decision to return capital or to make distributions, and generally all other decisions in respect of the Verdelite JV must be approved by the Verdelite JV’s investment committee or board of directors, each of which consists of an equal number of representatives of the Company and the Verdelite JV Partner,” and “is not deemed to be the primary beneficiary of Verdelite JV as there is equal power between the Company and the Verdelite JV Partner;” and accordingly, the Company does not consolidate Verdelite JV.

Mr. Michael Republicano and Ms. Melissa McDonough	August 21, 2026

7.	With respect to the certifications filed as exhibits, the title of the individuals signing the certifications contained in Form 10-K does not specifically include the title of Principal Executive Officer or Principal Financial Officer.

a.	Please confirm in correspondence that the individuals who signed the certifications provided with the filing are the Principal Executive Officer and/or the Principal Financial Officer.

Response: The Company confirms that the individuals who signed the certifications provided with the Annual Report were the applicable Principal Executive Officers and Principal Financial Officer of the Company. The Company further notes that the exhibit index identifies the certifications as certifications of the Principal Executive Officer or Principal Financial Officer, as applicable, and that the signature pages to the Annual Report identify the applicable titles of these individuals.

b.	Going forward, please confirm that such titles will be included in the signed certifications.

Response: The Company confirms that, going forward, such Principal Executive Officer and Principal Financial Officer titles will be included in the signature blocks of the signed certifications.

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Mr. Michael Republicano and Ms. Melissa McDonough	August 21, 2026

Please do not hesitate to contact Kenneth Burdon at (617) 778-9001 if you wish to discuss the above responses or require additional information regarding the Annual Report.

Respectfully submitted,

/s/ Teddy Desloge
Chief Financial Officer
Blackstone Private Credit Fund

cc:	Matthew Alcide, Chief Accounting Officer and Treasurer
Rajib Chanda, Esq.
Kenneth Burdon, Esq.